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                                                               Exhibit (a) (15)



                   CTS COMPLETES TENDER OFFER FOR DYNAMICS

               Elkhart, Indiana, June 16, 1997. CTS Corporation (NYSE: CTS) announced today the completion of its offer to purchase common stock of Dynamics Corporation of America (NYSE: DYA) for $56.25 per share in cash. According to the depositary for the offer, 1,164,339 Dynamics shares (30.3% of the outstanding Dynamics shares) were tendered and not withdrawn pursuant to the offer, all of which have been accepted for payment by CTS.

               Subject to approval of Dynamics' and CTS' shareholders and other customary conditions, each Dynamics share not purchased in the tender offer will be converted into 0.88 shares of CTS common stock and Dynamics will become a wholly owned subsidiary of CTS. The companies expect the merger to be completed this summer.

               Pursuant to the Dynamics-CTS merger agreement, CTS is entitled to representation proportionate to its equity stake in Dynamics and, accordingly, CTS has requested that Dynamics' Board be increased to 13 by the addition of four CTS designees to the Board. Pending completion of the proposed Dynamics-CTS merger, CTS may, depending upon market conditions and other factors, from time to time acquire additional Dynamics shares or take other actions with respect to Dynamics, including acquiring Dynamics shares in open-market purchases, privately negotiated transactions or otherwise.

               CTS is a diversified manufacturer of electronic and electromechanical components for the automotive, computer equipment, communications equipment, instruments and controls, defense and aerospace, and consumer electronics markets. Headquartered in Elkhart, Indiana, CTS operates manufacturing plants in the United States and abroad.

               Dynamics is a diversified company which manufactures electronic components, mobile vans and transportable shelters for specialized electronic and medical diagnostic equipment, portable electric housewares and commercial appliances, air distribution equipment, specialized air-conditioning equipment and generator sets. Dynamics currently holds a 44.0% stake in CTS.